

Mail Stop 3720

October 17, 2008

Lin Dongping
Chief Financial Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza
No. 5 Haiying Road
Fengtai Technology Park
Beijing, China 100070

> **Re:** **Telestone Technologies Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 25, 2008**
> **File No. 001-32503**

Dear Mr. Dongping:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director